

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Kristin Yarema, Ph.D.
Chief Executive Officer
Poseida Therapeutics, Inc.
9390 Towne Center Drive, Suite 200
San Diego, CA 92121

>   **Re: Poseida Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed April 8, 2024**
>   **File No. 333-278559**

Dear Kristin Yarema:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Edmond Lay, Esq.